Exhibit 10.1

SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT is made and entered into on October 6, 2008, by and between Rotech Healthcare Inc., a Delaware corporation (together with its successors and assigns, the “Company”), and Philip L. Carter (the “Executive”).

WHEREAS, the Company and the Executive (the “parties”) have previously entered into the following agreements: (i) the First Amended and Restated Employment Agreement (the “Prior Agreement”), dated January 31, 2005, pursuant to which the Executive continued to serve as President and Chief Executive Officer of the Company; (ii) an Addendum to the Employment Agreement dated November 1, 2002 between the parties (the “Addendum”), dated March 19, 2004, which survived and was not superseded or replaced by the Prior Agreement; and (iii) an Amendment to the Prior Agreement (the “Amendment”), dated April 18, 2008, to provide additional financial incentives to the Executive in connection with the Executive’s continued employment with the Company as its President and Chief Executive Officer;

WHEREAS, the Company desires to continue to employ the Executive and the Executive desires to continue his employment with the Company as its President and Chief Executive Officer pursuant to the terms and conditions of this Second Amended and Restated Employment Agreement (this “Agreement”);

WHEREAS, the Company and the Executive desire to enter into this Agreement in order to make changes intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Code”) and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”); (ii) to provide additional financial incentives to the Executive in connection with the Executive’s continued employment with the Company as its President and Chief Executive Officer; and (iii) to make certain clarifying changes;

WHEREAS, the Prior Agreement and the Addendum are hereby replaced and superseded in their entirety by this Agreement; and

WHEREAS, the Amendment shall survive and not be superseded or replaced by this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the Company and the Executive hereby agree as follows:

1	Employment; Duties; Acceptance and Term

1.1	The Company hereby employs the Executive as President and Chief Executive Officer (“CEO”) and the Executive agrees to be so employed during the Employment Period (as defined in Section 1.4 hereof), and as such the Executive shall report directly to the Board of Directors of the Company (the “Board”).

1.2	During the Employment Period (as defined in Section 1.4 hereof), the Executive will be responsible for (a) managing the business and affairs of the Company, (b) the day-to-day operations of the Company, (c) all personnel related decisions, including but not limited to, employee hiring and terminations and retention of consultants or other contractors, and (d) such other or changed responsibilities as shall be determined from time to time by the Board. All staff in the Company’s offices are expected to report to the Executive through their managers or as otherwise determined by the Board. In addition, with the approval of the Board, the Executive shall serve on the boards of directors and hold executive positions at certain other subsidiary and affiliated companies of the Company (each such related entity referred to individually as a “Group Affiliate”). The Executive shall take all such actions as may be required to fulfill his duties as President and CEO or which may be necessary to carry out any additional responsibilities as may be given to the Executive by the Board, including responsibilities concerning or related to Group Affiliates.

1.3	The Executive shall devote his full business time and attention to the business of the Company, including such additional duties and responsibilities to which he is assigned by the Board, during the Employment Period and shall not, during such period, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary or non-pecuniary advantage, without the prior written and informed consent of the Board. Notwithstanding the above, the Executive may (a) serve on the boards of directors of charitable or other organizations and companies not competing with the Company or any Group Affiliate or as an unpaid officer of a charitable organization and (b) manage his own personal investments and affairs; provided, however, that such activities do not interfere with the execution of the Executive’s duties hereunder, do not otherwise violate any provision of this Agreement or otherwise conflict in any way with the business of the Company or any Group Affiliate. The Executive shall not accept, directly or indirectly, any compensation, remuneration or other thing of value from any individual or entity which has or may have the prospect of a business relationship with the Company or any Group Affiliate, other than a gift of immaterial value, without the prior written and informed consent of the Board.

1.4	Unless earlier terminated pursuant to Section 3 of this Agreement, the Executive’s employment with the Company under this Agreement shall be for an initial term of four (4) years, commencing December 9, 2002 (the “Commencement Date”) and continuing until the four (4) year anniversary thereof (the “Initial Employment Period”). The term of the Executive’s employment under this Agreement shall be automatically renewed for additional one-year terms (each a “Renewal Period”) upon the expiration of the Initial Employment Period or any Renewal Period unless the Company or the Executive delivers to the other, at least one hundred and eighty (180) days prior to the expiration of the Initial Employment Period or the then current Renewal Period, as the case may be, a written notice specifying that the term of the Executive’s employment will not be renewed at the end of the Initial Employment Period or such Renewal Period, as the case may be. The period from the actual date the Executive commences his employment with the Company until the fourth anniversary of said date or, in the event that the Executive’s employment hereunder is earlier terminated as provided in Section 3 hereof or renewed as provided in this Section 1.4, such shorter or longer period, as the case may be, is hereinafter called the “Employment Period”.

1.5	The Executive acknowledges and agrees that he shall be required to observe all lawful rules and policies of the Company.

1.6	The Executive agrees that he shall not knowingly participate in any activity that is detrimental to the interests of the Company, interferes with the performance of his duties hereunder or otherwise constitutes a conflict of interest.

1.7	The Executive acknowledges that the Company and its Board will encourage the Executive to purchase at least 100,000 shares of Rotech Healthcare common stock in the open market no later than the six (6) month anniversary of the commencement of the Executive’s employment; provided, however, that such purchase or purchases of shares shall comply with all internal Company policies, including, but not limited to, policies concerning the purchase or sale of Company securities, and any applicable securities laws.

1.8	The Executive’s primary location of employment shall be at the Company’s corporate headquarters located in Orlando, Florida.

2	Compensation and Benefits

2.1	During the Employment Period and in consideration of the services performed by the Executive for the Company, the Company will pay to the Executive a Base Salary at an annual rate of Nine Hundred Eighty Thousand U.S. Dollars ($980,000.00), subject to applicable payroll withholdings and deductions, to be paid in substantially equal installments pursuant to the Company’s standard payroll practice (such salary, as increased from time to time, being the “Base Salary”). The Executive’s Base Salary shall be reviewed by the Board or the compensation committee thereof (the “Compensation Committee”) a minimum of one time each year commencing on the one year anniversary of the Commencement Date.

2.2	In addition to Base Salary, the Executive shall be eligible to receive an annual bonus (the “Annual Bonus”) targeted at one hundred percent (100%) of his Base Salary (“Target Bonus”). The Board and/or the Compensation Committee, at its or their discretion, in conjunction with non-binding consultation with the Executive, shall determine the exact amount of such Annual Bonus, if any, based on Company and individual performance goals, criteria and targets established by the Board and/or the Compensation Committee, which terms shall be disclosed to the Executive in writing on an annual basis. The Annual Bonus provided for in this Section 2.2 may exceed the Target Bonus if the Board and/or the Compensation Committee determine(s) that the Executive and the Company’s performance exceeded the targeted levels. Any such Annual Bonus shall be payable by the March 15th of the calendar year immediately following the calendar year in which such Annual Bonus was earned. The Board and/or the Compensation Committee shall review the Target Bonus and related terms on an annual basis and may increase (but not decrease) the Target Bonus.

2.3	The Company shall pay or reimburse the Executive for all reasonable expenses actually incurred or paid by him during the period of his employment hereunder in the performance of his services under this Agreement, upon timely presentation of expense statements or vouchers or such other supporting information as the Company may require.

2.4	The Company previously purchased the Executive’s Mercedes Benz automobile at book value as determined by GECC Fleet Services, the Company’s leasing vendor. Following the purchase, the Executive will be entitled to use of the vehicle during the Employment Term and the Company shall reimburse the Executive for all normal and customary expenses associated with the operation of such automobile or any Company provided replacement thereof (e.g., insurance, gasoline and maintenance).

2.5	The Company shall provide to the Executive medical and disability benefits and insurances and coverage under applicable employee benefit plans provided generally to senior executives of the Company, including, but not limited to, life insurance, accident, medical, dental, disability and retirement plans and programs, pursuant to the terms, conditions and limitations of the Company’s plans and its regulations then in effect and as they may be modified from time to time; provided, however, that because the terms of the Executive’s severance package is covered by this Agreement, he is not eligible to participate in or for coverage under any Company separation, severance or change of control plan, policy or benefit or similar program, unless such program or policy explicitly states that it will apply to the Executive without limitation under this Section 2.5 of the Agreement.

2.6	The Executive shall be entitled to non-cumulative paid vacation in the amount of four (4) weeks of paid vacation per calendar year. No more than two (2) weeks of accrued but unused vacation in each calendar year shall be carried forward to the next year; provided, however, that at no time during the Employment Period, regardless of the amount of vacation accrued by the Executive, shall the Executive be entitled to take more than six (6) weeks of vacation in any single calendar year. The Executive shall not be entitled to receive a payment for any accrued but unused vacation unless and except as expressly set forth in this Agreement. The Executive will schedule his vacations subject to the operating needs of the Company.

2.7	The Board previously approved and the Executive was previously issued pursuant to an agreement (the “Stock Option Agreement”) a stock option to purchase 750,000 shares of the Company’s common stock, $0.01 par value per share (the “Options”), pursuant to the Rotech Healthcare Inc. 2002 Stock Option Plan (the “Plan”).

(a)	Vesting; Exercisability. The Options shall vest (and thereby become exercisable) over a period of four (4) years pursuant to the terms of the Stock Option Agreement and the Plan; provided, however, that, on November 1, 2003, 150,000 of the Options may be cancelled by the Board of Directors of the Company in its reasonable discretion based upon performance.

(b)

Change of Control. In the event of a Change of Control, the Options shall immediately become fully vested and exercisable. For purposes of any options granted to the Executive prior to October 6, 2008, “Change of Control” shall have the meaning set forth in, or incorporated into, the applicable award agreement. For the purposes of this Agreement and options granted on or after October 6, 2008, a “Change of Control” shall be deemed to have occurred if, after the Commencement Date, there shall have occurred any of the following: (i) any “person,” as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or a Group Affiliate, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, acquires beneficial ownership (as defined under Section 13(d) of the Exchange Act) of voting securities of the Company and immediately thereafter is a “50% Beneficial Owner.” For purposes of this provision, a “50% Beneficial Owner” shall mean a person who is the “beneficial owner” (as defined under Section 13(d) of the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then-outstanding voting securities; provided, however, that the term “50% Beneficial Owner” shall not include any person who was a beneficial owner of outstanding voting securities of the Company at the Commencement Date (an “Existing Shareholder”), including any group that may be formed which is comprised solely of Existing Shareholders or any affiliate of an Existing Shareholder to whom voting securities may be transferred if and for so long as the Existing Shareholder remains an indirect beneficial owner of the voting securities following such transfer, unless and until such time after the Commencement Date as any such Existing Shareholder shall have acquired beneficial ownership (other than by means of a stock dividend, stock split, gift, inheritance or receipt of securities in compensation for individual services as a director or officer of the Company) of any additional voting securities of the Company; (ii) during any period of twelve (12) consecutive months commencing on or after the Commencement Date, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a “person” (as defined above) who has entered into an agreement with the Company to effect a transaction described in subsections (i), (iii) or (iv) of this definition) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (the “Continuing Directors”), cease for any reason to constitute at least a majority thereof; (iii) the consummation of a merger, consolidation, recapitalization, or reorganization of the Company, or a reverse stock split of any class of voting securities of the Company, other than any such transaction which would result in at least 50% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction being beneficially owned by persons who together beneficially owned at least 80% of the combined voting power of the voting securities of the Company outstanding immediately prior to such transaction with the relative voting power of each such continuing holder compared to the voting power of each other continuing holder not substantially altered as a result of the transaction; provided that, for purposes of this Section 2.7(b)(iii), such continuity of ownership (and preservation of relative voting power) shall be deemed to be satisfied if the failure to meet such 50% threshold (or to substantially preserve such relative voting power) is due solely to the acquisition of voting securities by an employee benefit plan of the Company or Group Affiliate, such surviving entity or a subsidiary thereof; or (iv) the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect).

The foregoing notwithstanding, a transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Company’s incorporation. In addition, an initial public offering (“IPO”) of the securities of the Company shall not constitute a Change of Control for purposes of this Agreement.

(c)	IPO. In the event of an IPO, the vesting of the Options shall accelerate by one (1) year.

(d)	Pricing of Options. The exercise or strike price of the Options shall be determined as follows: the highest average seven (7) day closing price of Rotech Healthcare, Inc. [ROHI.PK] common stock in the sixty (60) day period immediately following the announcement of the employment of the Executive as the CEO of the Company (the “Measurement Period”), with a minimum of $16 per share and a maximum of $20 per share. In the event that at any time during the Measurement Period the stock price exceeds $20 per share, the exercise price for the Options shall be set at $20 per share and the Measurement Period shall terminate.

(e)	General. Except as otherwise provided for in this Agreement, the terms and conditions regarding vesting, transfer, exercise and termination of the Option shall be set forth within and governed by the Stock Option Agreement and the Plan. The Executive shall be eligible for grants of additional stock options during the Employment Period, in accordance with the terms of Company plans and determinations of the administrators of such plans.

2.8	The Executive agrees to permanently relocate to the Orlando, Florida metropolitan area by no later than July 1, 2003. The Company will reimburse the Executive for all reasonable and customary real estate brokerage commissions and moving expenses incurred by the Executive with respect to the sale of his home in California as well as any loan origination fees. In addition, the Company will pay to the Executive one (1) months’ base salary to cover miscellaneous costs and expenses associated with this relocation. The amount of relocation expenses and payments actually paid to the Executive pursuant to this paragraph shall be appropriately grossed up by the Company with all withholding taxes with respect thereto to be paid by the Company on behalf of the Executive.

2.9	Nothing contained herein shall prevent the Company from modifying or terminating at any time any Company-wide plan, policy, benefit or program. However, the Company may also make available other policies, benefits or programs.

2.10	In addition to the Base Salary and annual incentive target bonus provided for in Sections 2.1 and 2.2, the Executive shall be entitled to receive the following compensation in connection with the Executive’s continued employment with the Company as its President and Chief Executive Officer:

(a)

For so long as the Company remains in compliance with the provisions of Sections 7.01, 7.02 and 7.03 of the Credit Agreement, dated as of March 30, 2007, among the Company, Credit Suisse, as Administrative Agent and Collateral Agent, and the other lenders parties thereto (the “Credit Agreement”) and the provisions of Sections 4.07, 4.08 and 4.09 of the Indenture, dated as of March 26, 2002 between the Company and the Bank of New York, as Trustee (the “Indenture”), the Company shall pay to the Executive an amount equal to Eighty Three Thousand Three Hundred Thirty Four Dollars ($83,334) on the tenth (10th) day of each of the three consecutive months commencing on October 10, 2008.

(b)	In addition to the amounts provided for in Section 2.10(a), unless directed otherwise by the Board in its complete and sole discretion, the Company shall pay to the Executive an amount equal to Eighty Three Thousand Three Hundred Thirty Four Dollars ($83,334) at the same times and for the same three consecutive months for which payments are provided for under Section 2.10(a).

(c)	If, based upon any certificate or other report made by the Company, the Company is not in compliance with the provisions of the Credit Agreement or the Indenture referred to above, the payments provided for in Section 2.10(a) above shall immediately cease and any amount received by the Executive pursuant to Section 2.10(a) in respect of any month during which the Company was not in compliance shall be set off against amounts payable under Section 2.10 of this Agreement.

3	Termination of Employment Relationship

3.1	The Executive’s employment with the Company shall automatically terminate, and the Employment Term shall thereupon terminate:

3.1.1	Upon the Executive’s death;

3.1.2	Upon the Company’s written notice to the Executive (or his guardian if applicable) of the termination of his employment due to Incapacity (as that term is defined hereinafter);

3.1.3	In the event this Agreement is not renewed by the Company at the expiration of the Initial Employment Period or any Renewal Period, if applicable, following delivery by the Company to the Executive of the non-renewal notice pursuant to Section 1.4 above;

3.1.4	Upon the Company’s written notice to the Executive of the termination of his employment for Cause (as that term is defined below), provided that termination will deemed to be under this Section 3.1.4 only if Cause in fact exists;

3.1.5	Upon not less than thirty (30) days’ written notice from the Company to the Executive of the termination of his employment without Cause;

3.1.6	Upon the termination of the Executive’s employment by the Executive for Good Reason (as defined below); or

3.1.7	Upon not less than thirty (30) days’ written notice from the Executive to the Company of his voluntary resignation, if the termination is not otherwise subject to Section 3.1.6; provided, however, that such voluntary resignation shall not relieve or release the Executive from any breach of this Agreement at or prior to the time of such resignation.

3.2	As used herein, the following terms shall have the meanings set forth below:

3.2.1	For purposes of this Agreement “Cause” shall be limited to the following: (a) the conviction of the Executive, or the entry by the Executive of a plea of guilty or nolo contendere to any felony under the laws of the United States or any state or political subdivision thereof, (b) the Executive’s engagement in conduct constituting breach of fiduciary duty, willful misconduct or gross negligence relating to the Company or the performance of the Executive’s duties (including acts of employment discrimination or sexual harassment) or fraud, (c) the Executive’s breach of any material term of this Agreement, (d) the Executive’s willful failure to follow a reasonable and lawful directive of the Board within the scope of the Executive’s duties (which shall be capable of being performed by the Executive with reasonable effort) after written notice specifying the performance required and the Executive’s failure to perform within thirty (30) days after such notice, or (e) the Executive’s substantial and continued failure to perform the Executive’s material duties, including, without limitation, the responsibilities and duties set forth in Section 1.2 above, in a satisfactory manner after written notice specifying the areas in which performance is unsatisfactory and, if subject to cure, the Executive’s failure to perform within thirty (30) days after such notice, (f) the Executive’s breach of any of the Executives covenants under Section 6 of this Agreement, and (g) the Executive’s disparagement of the Company or any Group Affiliate or any of their collective executives, shareholders, directors, or officers in any written or oral communication and such disparagement has a materially adverse effect on the reputation, goodwill or business of the Company or Group Affiliate. Any notice required to be provided to the Executive under this Section 3.2.1 shall state that failure to cure within the applicable period will result in termination under this Section 3.2.1.

3.2.2	For purposes of this Agreement, “Incapacity” shall mean: the Executive’s incapacitation due to illness, accident or other disability which renders him substantially unable to perform his normal duties hereunder for a period aggregating at least one hundred eighty (180) days during any period of three hundred sixty-five (365) consecutive days, and no reasonable accommodation being available which would permit the Executive to perform the essential functions of the Executive’s position.

3.2.3	For purposes of this Agreement, “Good Reason” shall mean the occurrence of one or more of the following events: (a) the Company’s failure to pay the Executive’s Base Salary, earned bonus or additional earned compensation or its material failure to continue benefits or perquisites to the Executive hereunder in accordance with the terms of this Agreement, (b) a decrease in the then-current Base Salary or Target Bonus of the Executive, (c) without the Executive’s written consent, requiring the Executive to regularly report to work at a facility more than seventy-five (75) miles from the location of his employment at the time of the execution of this Agreement, (d) without the Executive’s written consent, the directing to the Executive of any duties or responsibilities which are materially inconsistent with the Executive’s then current duties, responsibilities, positions and/or titles, (e) without the Executive’s written consent, a material reduction in the Executive’s title, duties, positions or responsibilities or a substantial adverse alteration in the nature or status of the Executive’s titles or responsibilities, (f) without the Executive’s written consent, the failure by the Company to continue in effect any material employee benefit or compensation plan including, but not limited to, any life insurance plan, health insurance plan or related covenant and accidental death or disability plan in which the Executive then participates unless (i) such benefit or compensation plan, life insurance plan, health insurance plan, or accidental death or disability plan or similar plan is replaced with a comparable plan in which the Executive will participate or which will provide the Executive with comparable benefits, or (ii) the Company requests that the Executive seek comparable coverage under another such plan(s) and the Company reimburses the Executive in full for such coverage, or (g) in the event of the assignment of this Agreement to a third party, the failure of the assignee or successor entity to agree to be bound to the terms of this Agreement. In the event the Executive believes Good Reason to exist, he must provide the Company with written notice, within ninety (90) days of his first knowledge of the incident, condition or event, specifying the bases for his belief that Good Reason exists. If the Company shall not have cured or eliminated the event constituting Good Reason within thirty (30) days after receipt of the Executive’s written notice, upon expiration of such 30-day period, the Executive’s employment hereunder shall automatically be terminated.

4	Effect of Termination.

4.1	Upon termination of the Executive’s employment and the Employment Period for any reason, the Company shall compensate the Executive (or, in the event of the Executive’s death, his surviving spouse, if any, or his estate) for: (a) accrued but unused vacation time, (b) any Base Salary earned but unpaid for services rendered to the Company on or prior to the date of termination, (c) any accrued and unpaid bonus earned or awarded to the Executive, (d) except in the case of a termination under Section 3.1.4 (termination for Cause) or 3.1.7 (voluntary termination by the Executive without Good Reason), an amount equal to a pro rata portion of the current year’s Target Bonus based on the portion of the year expired as of the date of termination, and (e) unreimbursed business expenses in accordance with the Company’s expense reimbursement policy in effect at the time the expenses were incurred, all without regard to the performance by the Executive of further services or the resolution of any contingency, but subject to any and all rights, remedies and claims of the Company against the Executive. These amounts will be paid in a lump-sum within thirty (30) days after termination; provided, that the amount under clause (d) shall be subject to delay pursuant to Section 14.2.

4.2

In the event the Executive’s employment is terminated or otherwise ends during the Employment Period pursuant to Section 3.1.3, 3.1.5 or 3.1.6, the Company shall, in addition to the payments provided in Section 4.1, (a) pay to the Executive a lump-sum severance payment equal to three (3) times (3X) the sum of the Executive’s then current Base Salary plus the full amount of the Target Bonus for the year in which the termination occurs, which amount shall be payable on the first Company payroll date occurring on or following the first day of the seventh (7th) month following the date of termination, (b) continue to provide for a period of twenty-four (24) months following the date of termination of employment (or until such earlier date that substantially the same or better benefits are provided by a successor employer) (the “Continuation Period”) all of the benefits set forth in Section 2.5 (excluding further contributions in the 401(k) plan) herein, including, but not limited to, health insurance benefits (for the Executive and his spouse and dependents, if applicable), life insurance and disability insurance benefits referenced herein (or if the Executive is not eligible to remain so covered by the Company’s benefit plans, the Company shall pay for or reimburse the Executive for the cost of COBRA insurance premiums as provided herein, and the costs associated with other continuing benefits provided herein, including the cost of life insurance and disability benefits on a monthly basis, in advance), and (c) the Company shall pay directly the costs of up to twelve (12) months of executive-level outplacement services at a major outplacement services firm (collectively, the “Separation Benefit”).

With respect to the health benefits under clause (b) above, the Executive (and, if applicable, his dependents) shall timely elect COBRA continuation of group health coverage following the termination of the Executive’s employment under Section 4.2. Provided that the Executive timely elects COBRA coverage, the Company shall reimburse the Executive, for a period of twenty-four (24) months following the Executive’s termination, for the monthly premium for such COBRA coverage in an amount equal to 600% of such premium on a tax grossed-up basis (to the extent such monthly premium is taxable), payable on the first payroll date following the six (6) month anniversary of the date of termination, and, beginning on the first day of the seventh (7th) month following the date of termination, the Company shall pay to the Executive on the first payroll date in each month following the termination date an amount equal to 100% of the monthly premium for such COBRA coverage for the applicable month on a tax grossed-up basis (to the extent such monthly premium is taxable). Following the expiration of the applicable COBRA period in the event the plan under which the Executive and his dependents were receiving health benefits immediately prior to the Executive’s date of termination is not fully-insured (“Self-insured Benefits”), then the Company shall pay, for the remainder of the Continuation Period, monthly cash payments equal to the premium cost the Company would have otherwise paid for such benefits for the Executive and his dependents, on a tax grossed-up basis, as determined on the termination date (adjusted for increase in the cost-of-living index, as defined in Treasury regulation § 1.401(a)(9)-6, Q&A-14(b)(2)). In lieu of the above, in the event the plan under which the Executive and his dependents were receiving health benefits immediately prior to the Executive’s date of termination is fully-insured and the terms of such plan permits the Executive and his dependents to remain covered thereunder following his termination of employment, then the Executive and his dependents shall receive continued coverage under such plan to the extent permitted thereunder, any such coverage shall run concurrently with the COBRA period following the date of termination. Reimbursement of monthly premiums shall apply to all health plans under which the Executive participates while the Executive is an active employee of the Company, including, without limitation, the executive benefit program.

4.3	In the event the Executive’s employment is terminated during the Employment Period pursuant to Sections 3.1.1 or 3.1.2, in addition to the payments provided for in Section 4.1, the Executive (or, in the event of the Executive’s death, his surviving spouse, if any, or his estate) shall also be entitled to receive the full amount of the Executive’s Target Bonus for the year in which the termination of employment occurs (less any pro rata portion separately paid under Section 4.1) payable on the ninetieth (90th) day following the Executive’s termination or death, as applicable; provided, that such payment shall be subject to delay under Section 14.2 in the event of a termination pursuant to Section 3.1.2.

4.4	The Separation Benefit and the payment under Section 5 are in lieu of any severance, salary or income continuation or protection under any Company plan, program or policy that may now or hereafter exist. One-third of the amounts payable under either Section 4.2 or Section 5 (whichever payment is made first) shall be deemed to be payment to the Executive for the Executive’s compliance with the covenants and agreements under Section 6 hereof following termination of employment. In the event the Executive’s employment is terminated or otherwise ends during the Employment Period pursuant to Section 3.1.3, 3.1.5 or 3.1.6, then (a) the Separation Benefit or the remaining portion thereof after giving effect to the prior sentence if applicable, shall constitute liquidated damages and shall be deemed to satisfy and be in full and final settlement of all obligations to the Executive under this Agreement, and (b) in order to be eligible to receive the Separation Benefit: (i) the Executive must execute and deliver a full release of any and all claims the Executive may have against the Company and Group Affiliates, and their respective officers, directors, employees, shareholders, agents and assigns (collectively the “Releasees”) arising through the date the release is executed and a covenant not to sue the Releasees and (ii) any revocation period provided for in the release must have expired. In addition, in order to be eligible to receive the Separation Benefit and/or the payment under Section 5, the Executive must be and remain in full compliance with his obligations under Section 6 of this Agreement.

5	Change of Control.

5.1	Subject to Section 4.4 (other than the release provision specified therein), upon a Change of Control, the Executive shall be entitled to a lump-sum payment paid concurrent with the closing of such Change in Control equal to three (3) times (3X) the sum of the Executive’s then current Base Salary plus the full amount of the Target Bonus for the year in which the termination occurs.

5.2	In the event that any amount or benefit (collectively, the “Covered Payments”) paid or distributed to, or for the benefit of, the Executive by the Company pursuant to this Section 5.2 is determined by the Internal Revenue Service (the “IRS”) to constitute an Excess Parachute Payment, as such term is defined in Section 280G(b)(1) of the Code, thereby subjecting the Executive to an excise tax under Section 4999 of the Code or any similar tax that may hereafter be imposed (“Excise Tax”), the Company shall pay to the Executive at the time specified below, the Excise Tax Reimbursement Payment. The “Excise Tax Reimbursement Payment” is defined as an amount which is equal to the sum of (x) the Excise Tax on the Covered Payments and (y) any penalty and interest assessments associated with such Excise Tax. The Company shall further pay to the Executive (A) all income and other taxes incurred by the Executive as a result of the payment of the Excise Tax Reimbursement Payment (the “First Gross Up Payment”) and (B) all income and other taxes incurred by the Executive as a result of the payment of the First Gross Up Payment (the “Second Gross Up Payment”) (i.e., all payments made to the Executive, or to another entity on the Executive’s behalf, by the Company pursuant to this Section 5.2 shall be grossed up so that there shall be no tax impact on the Executive as a result of any payments made hereunder). The determination of whether Covered Payments are subject to Excise Tax and, if so, the amount of the Excise Tax Reimbursement Payment to be paid to the Executive shall be determined by a final ruling or determination of the IRS. The portion of the Excise Tax Reimbursement Payment attributable to a Covered Payment shall be paid to the Executive by the Company prior to the date that the corresponding Excise Tax payment is due to be paid by the Executive through withholding or otherwise. The First Gross Up Payment and the Second Gross Up Payment shall be paid to the Executive within the thirty (30) day period prior to the date that the corresponding tax payment is due to be paid to the IRS. The Executive covenants that he shall use the Excise Tax Reimbursement Payment, net of applicable taxes thereon, for the sole purpose of paying the Excise Tax on the Covered Payments and any penalty or interest assessments associated with such Excise Tax. Notwithstanding anything in this Section 5.2, any payment or reimbursement made pursuant to this Section 5.2 shall be paid to the Executive within the thirty (30) day period to the date that the corresponding tax payment is due to be paid to the IRS but in no event later than the end of the calendar year in which the related tax is paid by the Executive.

6	Protection of Confidential Information; Non-Competition

6.1

The Executive and the Company acknowledge that the services the Executive provides to the Company and, if applicable, to any Group Affiliate are special and unique. The Executive and the Company further acknowledge that the business knowledge and relationships of the Executive acquired during his employment with the Company and assignments with any Group Affiliate is a critical asset of the Company and/or to the respective Group Affiliate. In addition, the Executive’s work for the Company and the Group Affiliates will bring him into close contact with many confidential affairs of the Company and the Group Affiliates that are not readily available to the public and plans for future developments of the Company and respective Group Affiliates. Accordingly, the Executive hereby agrees that, as a material and essential condition of his employment by the Company and in consideration of this Agreement and the compensation and other benefits provided for herein, he is subject to and encumbered by the restrictive covenants set forth in this Section 6 and that the Company shall have the right, on behalf of itself or any other Group Affiliate, to enforce these restrictive covenants. The Executive expressly agrees that the reference to the Company in this Section 6 shall mean the Company and/or the respective Group Affiliate and/or any of the entities or businesses thereof and that the restrictive covenants and other provisions to which he is subject pursuant to this Section 6 shall accrue to the benefit of and apply in favor of the Company and/or such respective Group Affiliate or any one of them.

6.2	The Executive hereby covenants, warrants and agrees that the Executive will not, during the period of his employment hereunder or at any time thereafter, directly or indirectly divulge, use, furnish, disclose or make available to anyone any Confidential Information, except as may be necessary for the Executive to communicate on a “need to know” basis in the ordinary course of performing his duties as an employee and executive of the Company or in his duly appointed position with one or more Group Affiliates.

6.3	For purposes of this Agreement, “Confidential Information” shall mean any and all information, data and knowledge that (a) has been created, discovered, developed or otherwise become known to the Company or any Group Affiliate (including, without limitation, information, data and knowledge created, discovered, developed, or made known by the Executive during the period of or arising out of his employment by the Company or assignment with any Group Affiliate) or in which property rights have been assigned or otherwise conveyed to the Company or Group Affiliate, which information, data or knowledge has commercial value in the business in which the Company or Group Affiliate is engaged, except such information, data or knowledge as is or becomes known to the public without violation of the terms of this Agreement, or (b) arises out of or relates to the business affairs of the Company or Group Affiliate (including without limitation, any information which the Company or Group Affiliate considers to be privileged). By way of illustration, but not limitation, Confidential Information includes financial information, referral source information, product information, supply and service information, marketing information, data compilations, source code, personnel information, customer information, trade secrets, business and customer links and relations, customer lists, contact lists or information, processes, know-how, improvements, discoveries, developments, designs, inventions, training methods, sales techniques, marketing plans, strategies, forecasts, new products, unpublished financial statements or parts thereof, budgets, projections, licenses, prices, costs, and employee, customer and supplier lists or parts thereof, terms of supply or service contracts, terms of agreements between customers and the Company and any information relating to the business affairs of the Company or Group Affiliate, in whatever form maintained. The Executive further acknowledges that such Confidential Information would inevitably be disclosed were he to become employed by, engaged by or otherwise provide competitive services to a competitor of the Company and/or any Group Affiliate.

6.4

The Executive represents and warrants that all ideas, creations, improvements and other works of authorship created, developed, written or received by the Executive at any time during his employment by the Company and relating to the Company’s business and/or operations (collectively, “Resources”) are (a) works for hire within the scope of his employment, and (b) the sole and exclusive property of the Company free of any claim whatsoever by the Executive and/or any person claiming any rights or interests through the Executive.

6.5	The Executive hereby covenants, warrants and agrees that he shall not, directly or indirectly, make or retain a copy of, nor make or cause to be made any notes of, nor remove or cause to be removed from the premises of the Company or any Group Affiliate, any document, notation or recording, whether mechanically or electronically or physically or mentally or otherwise maintained or copied, incorporating any trade secret, Resources or other Confidential Information belonging to or relating to the Company or any Group Affiliate unless such copying or making of notes is necessary for the proper and efficient discharge of his duties on behalf of the Company or Group Affiliate, provided, however, that if the Board had authorized removal or copying of such trade secrets, Resources or other Confidential Information, the Executive shall return such document, papers, copies or notes to the Company forthwith after the authorized purpose has ceased or has been completed or on the demand of the Company.

6.6	In the event of the termination of employment of the Executive, whether by the Company or by the Executive and for whatever reason, the Executive hereby covenants, warrants and agrees that the Executive will immediately deliver to the Company, within three (3) days of such termination or as otherwise directed by the Board: (a) all Confidential Information, specifically including but not limited to Resources, in whatever form it is maintained or it exists; (b) all other documents, reports, notes, customer lists, customer data, business plans, specifications, programs, computer printouts and data and all other materials of any nature, whether originals or reproductions and is whatever form maintained or they exist, pertaining to the Company or any Group Affiliate, the business affairs of the Company or any Group Affiliate or the Executive’s work with the Company or Group Affiliate, and the Executive will not, directly or indirectly, take or possess, or deliver to any other person or entity, any of the foregoing or any reproduction or variation of any of the foregoing; and (c) any and all other property or equipment which is properly the property of the Company or respective Group Affiliate.

6.7

During the period of his employment and for a period of eighteen (18) months following the voluntary or involuntary termination of his employment hereunder, and regardless of the circumstances of such termination, the Executive hereby covenants, warrants and agrees that the Executive will not, as an individual, agent, partner, investor, officer or employee of a corporation or any other entity or in any other capacity, directly or indirectly (a) solicit or induce, or in any manner attempt to solicit or induce, any person employed by or acting as an agent of the Company or any Group Affiliate to leave his or her employment with or engagement by the Company or Group Affiliate or to join another enterprise or company which is engaged in the Business of the Company or in any way competes with the Company or Group Affiliate in any of their business areas or interests or in any way competes with the Company or Group Affiliate as an employee or agent; or (b) hire, contract with or otherwise employ or engage any current employee of the Company (or any former employee who had been employed by the Company within sixty (60) days of such hire or engagement or attempt to hire, engage or contract by the Executive), agent or consultant of the Company or Group Affiliate to join another common enterprise or entity which is engaged in the Business. For purposes of this Agreement, the term “Business” shall mean an enterprise of which its primary business is durable medical equipment and/or home respiratory products or services (e.g., without limitation, Lincare Holdings Inc. or Apria Healthcare Essentials, LLP).

6.8	During the period of his employment and for a period of two (2) years following the voluntary or involuntary termination of his employment hereunder, and regardless of the circumstances of such termination, the Executive shall not, as an individual, agent, partner, investor, officer or employee of a corporation or any other entity or in any other capacity, directly or indirectly (a) induce or attempt to induce any customer or supplier of the Company or any Group Affiliate to cease being a customer or supplier of the Company or Group Affiliate; (b) induce or attempt to induce any customer or supplier of the Company or Group Affiliate to become a customer or supplier of any person, firm or corporation which is engaged in the business of home medical equipment, home oxygen therapy, products and services and durable medical equipment and related specialty healthcare services and products or in any way competes with the Company or Group Affiliate in any of their business areas or interests; (c) enter the employ of, or render any services to, any person, firm or corporation which is engaged in the Business or that in any way competes with the Company or Group Affiliate in any of its business areas or interests in the United States or any other jurisdictions as to which the Executive has performed services for the Company and/or any Group Affiliate; (d) interfere with the business relationships or prospective business relationships of the Company and/or any Group Affiliate; or (e) otherwise compete with the Company or Group Affiliate in the United States or any other jurisdiction as to which the Executive has performed services for the Company and/or Group Affiliate.

6.9	The Executive covenants, warrants and agrees that, during the period of his employment by the Company and for a period of two (2) years after the termination of his employment, regardless or the circumstances of such termination, he shall immediately provide a copy of this Agreement to any prospective employer or other entity in connection with any consideration of the Executive for employment or engagement elsewhere which may conflict with the Executive’s obligations under this Agreement or which is in a business that competes in any manner with any of the business areas or interests of the Company or any Group Affiliate.

6.10	The Executive covenants, warrants and agrees that, during the period of his employment and at any time thereafter, he shall not make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage or be damaging to the Company, its successors, subsidiaries or any Group Affiliate or their respective officers, directors, employees, advisors, businesses or reputations, and the Company, its successors, subsidiaries and any Group Affiliates and their respective officers, employees, and agents shall not make any such statements or representations regarding the Executive. Notwithstanding the foregoing, nothing in this Agreement shall preclude the Executive or any other person from making truthful statements that are required by applicable law, regulation or legal process.

6.11	The Executive agrees to cooperate with the Company and any Group Affiliate, during the period of his employment and at any time thereafter, by making himself available to testify on behalf of the Company or any successor, subsidiary or affiliate of the Company, in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and to assist the Company, or any successor, subsidiary or affiliate of the Company, in any such action, suit, or proceeding (excluding a proceeding brought by the Company or a Group Affiliate against the Executive or brought by the Executive against the Company or a Group Affiliate), by providing information and meeting and consulting with the Board or its representatives or counsel, or representatives or counsel to the Company, or any subsidiary or affiliate of the Company, as may be reasonably requested and after taking into account the Executive’s responsibilities and obligations to third parties. The Company agrees to reimburse the Executive, on an after-tax basis, for all expenses actually incurred in connection with his provision of testimony or assistance hereunder.

6.12	If the Executive commits a breach of any of the provisions of Sections 6.2, 6.4, 6.5, 6.6, 6.7, 6.8, 6.10 or 6.11, the Company shall have the right and remedy to have the provisions of this Agreement specifically enforced by way of a temporary restraining order and/or a preliminary and/or permanent injunction by any court having jurisdiction, without the posting of any bond or security by the Company, it being acknowledged and agreed by the Executive and the Company that any such breach will cause irreparable injury to the Company or respective Group Affiliate and that money damages will not provide an adequate remedy to the Company or to such Group Affiliate. Such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company and/or any Group Affiliate under law or in equity. Further, should the Company commence an action for injunctive relief; the Company shall have the right in the same proceeding and court to seek and obtain money damages caused by such breach.

6.13	If any of the covenants or other provisions contained in Sections 6.2, 6.4, 6.5, 6.6, 6.7, 6.8, 6.10 or 6.11, or any part thereof, is hereafter construed to be invalid or unenforceable in any respect, the same shall not affect the remainder of the covenants, covenants or provisions which shall be given the maximum effect possible without regard to the invalid portions and the remainder shall then be fully enforceable.

6.14	If any of the covenants or other provisions contained in Sections 6.2, 6.4, 6.5, 6.6, 6.7 or 6.8, or any part thereof, is hereafter held to be unenforceable because of the duration of such provision or the geographical or product/business area covered thereby, the parties agree that such provisions shall be reformed and construed to reduce the duration and/or area of such provision to the extent necessary for enforceability and, in its reduced form, said provision shall then be fully enforceable.

6.15	The covenants and other provisions of this Section 6 shall survive the termination of this Agreement or the voluntary or involuntary termination of the Executive’s employment regardless of the circumstances of such termination.

7	Notices

All notices or other communications given pursuant hereto by one party to another shall be in writing and deemed given when (a) delivered by hand, (b) sent by fax/telecopier (with receipt confirmed), provided that a copy is mailed the same day by registered or certified mail, postage prepaid, return receipt requested, or (c) when received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested), in each case to the appropriate addresses and fax/telecopier numbers for the Company and the Executive set forth below (or to such other address and/or fax/telecopier number as either party may designate by notice to the other from time to time).

If to the Company:

Rotech Healthcare Inc.

2600 Technology Drive, Suite 300

Orlando, Florida 32804

Fax No. (407) 297-6214

Attn: Chairman of the Board of Directors

with a copy to:

Chief Legal Officer

Rotech Healthcare Inc.

2600 Technology Drive, Suite 300

Orlando, Florida 32804

Fax No. (407) 297-6214

or in case of change of location of the Company at the new location, i.e., the Company’s new business address.

If to the Executive, to him at:

Philip L. Carter

11163 Bridge House Road

Windermere, FL 34786

or, if delivered by hand, delivered to the Executive at the Company or to him at home or such other place of his employment.

8	General

8.1	The Executive shall be under no duty to seek further employment or to mitigate any of the obligations or damages payable by the Company following termination of employment (although certain provisions hereof reduce the Company’s obligations hereunder if comparable benefits are obtained by the Executive following termination).

8.2	This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof. Notwithstanding the foregoing and for the avoidance of doubt, this Agreement shall not supersede the Amendment which shall remain unchanged and remain in full force and effect.

8.3	This Agreement may not be amended, modified, superseded or waived, except by a written instrument executed by both parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provision hereof, or any similar provision or policy applicable to any other individual, shall in no manner affect the right of either party at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

8.4	The parties hereto agree that the Company shall have the right to enforce this Agreement on its own behalf and/or on behalf of the Group Affiliates or any of them.

8.5	This Agreement shall be subject to and governed by the laws of the State of Delaware.

8.6	This Agreement may be executed in any number of counterparts each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

8.7	The article headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

8.8	A telecopy signature on this Agreement shall have the same force and effect as an original signature.

9	Severability

If any provision of this Agreement is hereafter construed to be invalid or unenforceable in any respect, the same shall not affect the retraining provisions of this Agreement, without regard to the invalid portion, and any such invalid provisions shall be reformed and construed to the extent necessary to permit their enforceability so as to reflect the intent of the parties hereto.

10	Representation

The Company and the Executive represent and warrant that each is fully authorized and empowered to enter into this Agreement and that the performance of each of their respective obligations under this Agreement will not violate any agreement between each of them and any other person, firm or organization.

11	Survivorship

The respective rights and obligations of the parties hereunder shall survive any termination of the Executive’s employment or this Agreement to the extent necessary to the intended preservation of such rights and obligations.

12	Successors and Assigns

The respective rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns of the Company. This Agreement is assignable by the Company to any corporate entity which acquires directly or indirectly by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Company. Upon such assignment, the Company shall be released from all liability hereunder. This Agreement shall not be assignable by the Executive.

13	Effective Date

This Agreement shall become effective and enforceable upon the execution of this Agreement by both parties (the “Effective Date”).

14	Section 409A

14.1	The parties hereby agree that the provisions of this Agreement shall be interpreted to be exempt from, or comply with, Code Section 409A and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. The Company shall have no liability with regard to any failure to comply with Code Section 409A or this Section 14.

14.2

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If the Executive is deemed on the date of termination of his employment to be a “specified employee,” within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by the Company from time to time, or if none, the default methodology, then with regard to any payment or the providing of any benefit made subject to this Section 14.2, to the extent required to be delayed in compliance with Section 409A(a)(2)(B) of the Code, and any other payment, the provision of any other benefit or any other distribution of equity that is required to be delayed in compliance with Section 409A(a)(2)(B) of the Code, such payment, benefit or distribution shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of the Executive’s “separation from service” or (ii) the date of the Executive’s death (the “Delay Period”). On the first Company payroll date occurring on or following the first day of the seventh (7th) month following the date of Executive’s “separation from service” or, if earlier, on the date of his death, all payments delayed pursuant to this Section 14.2 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

14.3	All reimbursements under this Agreement shall be paid in accordance with the Company’s reimbursement policy as in effect from time to time, upon the presentation by the Executive of an itemized account with supporting information satisfactory to the Company in substantiation of such amounts. Except as otherwise set forth in this Agreement, to the extent any reimbursement of costs and expenses provided for under this Agreement constitutes taxable income to the Executive for Federal income tax purposes, all such reimbursements shall be made no later than December 31 of the calendar year next following the calendar year in which the expenses to be reimbursed are incurred.

14.4	With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided, that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect.

14.5	If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

14.6	Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ROTECH HEALTHCARE INC.

By
Date

EXECUTIVE

Philip L. Carter

Date

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